SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             SLM International, Inc.
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                                (Name of issuer)



                     Common Stock, par value $0.01 per share
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                         (Title of class of securities)



                                    784414203
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                                 (CUSIP number)


                              David W. Pollak, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 11, 1997
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             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 9 Pages)

-------------------------------                --------------------------------
  CUSIP No. 784414203                 13D        Page  2  of    9  Pages
           -------------                              ---    -----
-------------------------------                --------------------------------

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   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   WS ACQUISITION L.L.C.      13-3907149
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                   (b) [ ]
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*
                   WC
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                              [ ]
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
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                  7    SOLE VOTING POWER

   NUMBER OF                 3,194,268
    SHARES     ----------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER
   OWNED BY
     EACH                    0
  REPORTING    ----------------------------------------------------------------
 PERSON WITH      9    SOLE DISPOSITIVE POWER

                             3,194,268
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                             0
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,194,268
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              49.1%
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  14    TYPE OF REPORTING PERSON*

              OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 2 of 9 Pages)

ITEM 1.  SECURITY AND ISSUER.
-------  --------------------

     This statement is filed in respect of shares of common stock, par value $0.01 per share (the "Common Stock"), of SLM International, Inc., a Delaware corporation ("the "Company"), the principal executive offices of which are located c/o Maska U.S., Inc., 77 Route 25, Pierson Industrial Park, Bradford, Vermont 05033.

ITEM 2. IDENTITY AND BACKGROUND.
------  ------------------------

     The person filing this statement is WS Acquisition L.L.C. (the "Reporting Person").

     Attached as Appendix A is information concerning the members and managers of the Reporting Person required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such members and managers may be deemed, but are not conceded to be, controlling persons of the Reporting Person. No corporation or other person is or may be deemed to be ultimately in control of the Reporting Person.

     The Reporting Person is a limited liability company organized under the laws of the State of New York.

     The principal business of the Reporting Person is holding shares of capital stock of the Company.

     The address of the Reporting Person's principal office and the address of the Reporting Person's principal business is 620 5th Avenue, Suite 216, New York, New York 10020.

     During the past five years, neither the Reporting Person nor any of the persons or entities referred to in Appendix A have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the past five years, neither the Reporting Person nor any of the persons or entities referred to in Appendix A have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------  --------------------------------------------------

     The source of funds used to acquire the securities was working capital.

ITEM 4.  PURPOSE OF TRANSACTION.
-------  -----------------------

     The securities were acquired for investment purposes only.

     Except as set forth in this Item 4 below, the Reporting Person has no plan or proposal which relates to or would result in any of the events listed in Items 4(a) through (j) of Schedule 13D.


                               (Page 3 of 9 Pages)

     Pursuant to the terms of the Company's Chapter 11 reorganization plan, 690,906 shares of Common Stock were held in reserve for the benefit of the holders of certain unsecured claims against the Company which were disputed by an interested party in the reorganization proceedings. If a disputed claim is disallowed, in whole or in part, pursuant to a final order of the court with jurisdiction over the reorganization proceedings, the number of shares of Common Stock which was held on account of such disallowed disputed claim shall be issued, pro rata, to certain stockholders of the Company, including the Reporting Person.

     Pursuant to the terms of a letter agreement, dated January 6, 1997 (the "Option Agreement"), between the Reporting Person and the Company, as such letter agreement was amended by a letter agreement dated April 8, 1997, between the Reporting Person and the Company, the Reporting Person agreed to purchase from the Company, for a purchase price of $8.50 per share, those shares of Common Stock which would otherwise be distributed by the Company to certain individuals and entities who held unsecured claims against the Company in connection with the Company's Chapter 11 reorganization plan but which individuals and entities elect to receive cash from the Company in lieu of those shares.

     The maximum number of such shares of Common Stock that the Reporting Person may purchase or acquire pursuant to the terms of the two immediately preceding paragraphs is 690,906 shares of Common Stock.

     To the extent any of the other stockholders in the Company offer terms acceptable to the Reporting Person, the Reporting Person will consider purchasing the shares of the Company offered to be sold by such other stockholders.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
-------  -------------------------------------

     (a) The Reporting Person is deemed to be the beneficial owner of 3,194,268 shares of Common Stock. The Reporting Person's deemed beneficial ownership represents approximately 49.1% of the outstanding shares of Common Stock.

     (b) The Reporting Person has sole voting power and sole dispositive power for all the shares of Common Stock listed in 5(a) above.

     (c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person except for the acquisition of beneficial ownership of the Common Stock being reported on this Schedule 13D.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned beneficially by the Reporting Person.

     (e) Not applicable.


                               (Page 4 of 9 Pages)

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
-------  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         -------------------------------------------------------

     The response set forth in Item 4 with respect to the Option Agreement is incorporated herein by reference.

     On April 11, 1997, the Reporting Person entered into a Stockholders' Agreement with The Equitable Life Assurance Society of the United States, The Northwestern Mutual Life Insurance Company, Phoenix Home Life Mutual Insurance Company, GE Capital Assurance Company, Business Men's Assurance Company and Indianapolis Life Insurance Company (collectively, the "Insurance Companies").

     The Stockholders' Agreement provides that the Reporting Person and the Insurance Companies shall vote their shares of Common Stock during the Initial Period so that the Board of Directors of the Company shall consist of five directors: two designated by the Reporting Person, two designated by the holders of a majority of the shares of Common Stock owned by the Insurance Companies (the "Insurance Company Majority") and the chief executive officer of the Company. The "Initial Period" is defined in the Stockholders' Agreement as the period ending on the earliest to occur of (i) June 30, 1998, (ii) the date on which the Reporting Person (together with its affiliates) no longer owns beneficially and of record at least 70% of the number of shares of Common Stock owned on April 11, 1997 by the Reporting Person, (iii) the date on which the Insurance Companies collectively no longer own beneficially and of record at least 70% of the collective number of shares of Common Stock owned on April 11, 1997 and (iv) the date of consummation of a bona fide initial public offering of the Common Stock by the Company under the Securities Act of 1933, as amended (the "Securities Act"). Initially, Martin S. Davis and Douglas W. Rotatori were designated as directors by the Reporting Person; James C. Pendergast and Paul Chute were designated as directors by the Insurance Companies; and Gerald B. Wasserman is the Chief Executive Officer of the Company.

     After the Initial Period, the Board of Directors shall consist of at least one person designated by the Reporting Person and one person designated by the Insurance Company Majority. Any vacancy in the office of a director designated by the Reporting Person shall be designated by the Reporting Person and any vacancy in the office of a director designated by the Insurance Companies shall be designated by the Insurance Company Majority.

     The Stockholders' Agreement terminates on the earliest of (i) the first date on which either the Insurance Companies collectively or the Reporting Person owns less than 20% of the total number of shares of Common Stock issued and outstanding on such date, (ii) the date of the consummation of a bona fide initial public offering of the Common Stock by the Company under the Securities Act and (iii) such time as all of the parties elect in a written agreement to terminate the Stockholders' Agreement.

     The Stockholders' Agreement also provides for certain "tag-along" rights. In the event that the Reporting Person agrees to transfer (other than to an affiliate) to a third party in excess of (x) 2,555,414 shares of Common Stock plus (y) 80% of the Acquired Shares (such sum, the "80% Amount"), then it is obligated to provide notice of such proposed transfer to each of the Insurance Companies. The "Acquired Shares" means any shares of Common Stock acquired by the Reporting Person from the Company within six months from the effective date of the Company's reorganization (i.e., April 11, 1997) pursuant to the Reporting Person's funding of the "cash option" under the Option Agreement. Alternatively, in the event that the Reporting Person agrees to transfer (other than to an affiliate) to a third party in excess of (A) 1,916,561 shares of Common Stock plus (B) 60% of the Acquired Shares, but less than the 80% Amount, wherein immediately following such transaction(s) the Reporting Person would own at least an amount of shares of Common Stock equal to or exceeding the difference between the 80% Amount and the amount of shares to be transferred in the transaction(s), and in connection with such transaction(s), the Reporting Person would enter into a voting agreement with such transferee, or would agree to sell certain shares to the transferee, the Reporting Person shall provide notice of such proposed transfer to each of the Insurance Companies.

     Each Insurance Company may participate in such transaction on the same terms and conditions as the Reporting Person. The maximum number of shares of Common Stock that each such Insurance Company separately shall be entitled to transfer shall be determined by multiplying the number of shares of Common Stock held by such Insurance Company at the time of the transfer by a fraction, the


                               (Page 5 of 9 Pages)
numerator of which is the number of shares of Common Stock proposed to be transferred to the transferee by the Reporting Person and the denominator of which is the number of shares of Common Stock then owned by the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-------  --------------------------------

Exhibit 1. Stockholders' Agreement, dated as of April 11, 1997, by and among the stockholders of the Company described therein.

Exhibit 2.  Letter Agreement, dated January 6, 1997, between the
            Reporting Person and the Company, as amended April 8, 1997, between the Reporting Person and the Company.


                               (Page 6 of 9 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 22, 1997

                                                WS ACQUISITION, L.L.C.


                                                By: /s/ DOUGLAS W. ROTATORI
                                                    -----------------------
                                                Name:  Douglas W. Rotatori
                                                Title: Vice President


                              (Page 7 of 9 Pages)

                                   APPENDIX A

     The members of the Reporting Person are WS Holdings L.L.C. and Martin S. Davis. WS Holdings L.L.C. is a New York limited liability company with its principal business address at 620 5th Avenue, Suite 216, New York, New York 10020.

     The managers and officers of the Reporting Person are set forth below, and each such officer has a business address at 620 5th Avenue, Suite 216, New York, New York 10020.


                  Name:                         Office:
                  -----                         -------
                  Martin S. Davis               President
                  Greg Feldman                  Vice President
                  Douglas W. Rotatori           Vice President


     The members of WS Holdings L.L.C. are Martin S. Davis, Greg Feldman, Douglas W. Rotatori and Jason Fortin. Each member of WS Holdings L.L.C. has a business address at 620 5th Avenue, Suite 216, New York, New York 10020.


                               (Page 8 of 9 Pages)

                                  EXHIBIT INDEX

                                                                    Sequentially
Exhibit          Description                                       Numbered Page
-------          -----------                                       -------------

   1             Stockholders' Agreement, dated as of
                 April 11, 1997, among the stockholders
                 of the Company described therein

   2 Letter Agreement, dated January 6, 1997, between the Reporting Person and the Company, as amended by letter agreement dated April 8, 1997, between the Reporting
                 Person and the Company


                               (Page 9 of 9 Pages)